SCHEDULE 13D

                                 (Rule 13d-101)

           Information to be Included in Statements Filed Pursuant to
             Rule 13d-1(a) and Amendments Thereto Filed Pursuant to
                                  Rule 13d-2(a)


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                  OWENS CORNING
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
                         (Title of Class of Securities)

                                    69073F103
                                 (CUSIP Number)

                                  Joel Piassick
                          One Riverchase Parkway South
                            Birmingham, Alabama 35244

                                 with a copy to:

                                 Philip J. Flink
                        Brown Rudnick Berlack Israels LLP
                              One Financial Center
                                Boston, MA 02111
                                 (617) 856-8200

                                 April 20, 2006
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  69073F103

                                  SCHEDULE 13D

1     NAME OF REPORTING PERSON
      /I.R.S. IDENTIFICATION NO. (Entities Only)

      Harbinger Capital Partners Master Fund I, Ltd.
      98-0385493

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) (_)
                                                                        (b) (X)
3     SEC USE ONLY

4     SOURCE OF FUNDS                                                   WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)                                    /  /

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Cayman Islands


        NUMBER OF              7      SOLE VOTING POWER
         SHARES                       0
      BENEFICIALLY             8      SHARED VOTING POWER
        OWNED BY                      4,500,000
          EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
         PERSON                       0
          WITH
                               10     SHARED DISPOSITIVE POWER
                                      4,500,000


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,500,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                    /  /


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      8.1%

14    TYPE OF REPORTING PERSON

      CO

CUSIP No.  69073F103

                                  SCHEDULE 13D

1     NAME OF REPORTING PERSON
      /I.R.S. IDENTIFICATION NO. (Entities Only)

      Harbinger Capital Partners Offshore Manager, L.L.C.
      73-1637159

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) (_)
                                                                        (b) (X)

3     SEC USE ONLY

4     SOURCE OF FUNDS                                                   AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)                                    /  /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

        NUMBER OF              7      SOLE VOTING POWER
         SHARES                       0
      BENEFICIALLY
        OWNED BY               8      SHARED VOTING POWER
          EACH                        4,500,000
        REPORTING
         PERSON                9      SOLE DISPOSITIVE POWER
          WITH                        0

                               10     SHARED DISPOSITIVE POWER
                                      4,500,000

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,500,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                    /  /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      8.1%

14    TYPE OF REPORTING PERSON

      CO

CUSIP No.  69073F103

                                  SCHEDULE 13D

1     NAME OF REPORTING PERSON
      /I.R.S. IDENTIFICATION NO. (Entities Only)

      HMC Investors, L.L.C.
      63-1264028

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) (_)
                                                                        (b) (X)

3     SEC USE ONLY

4     SOURCE OF FUNDS                                                   AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)                                    /  /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

            NUMBER OF              7      SOLE VOTING POWER
             SHARES                       0
          BENEFICIALLY
            OWNED BY               8      SHARED VOTING POWER
              EACH                        4,500,000
            REPORTING
             PERSON                9      SOLE DISPOSITIVE POWER
              WITH                        0

                                   10     SHARED DISPOSITIVE POWER
                                          4,500,000

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,500,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                    /  /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      8.1%

14    TYPE OF REPORTING PERSON

      CO

CUSIP No.  69073F103

                                  SCHEDULE 13D

1     NAME OF REPORTING PERSON
      /I.R.S. IDENTIFICATION NO. (Entities Only)

      Philip Falcone

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) (_)
                                                                        (b) (X)

3     SEC USE ONLY

4     SOURCE OF FUNDS                                                   AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)                                    /  /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S.A.

            NUMBER OF              7      SOLE VOTING POWER
             SHARES                       0
          BENEFICIALLY
            OWNED BY               8      SHARED VOTING POWER
              EACH                        4,500,000
            REPORTING
             PERSON                9      SOLE DISPOSITIVE POWER
              WITH                        0

                                   10     SHARED DISPOSITIVE POWER
                                          4,500,000


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,500,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                    /  /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      8.1%

14    TYPE OF REPORTING PERSON

      IN

CUSIP No.  69073F103

                                  SCHEDULE 13D

1     NAME OF REPORTING PERSON
      /I.R.S. IDENTIFICATION NO. (Entities Only)

      Raymond J. Harbert

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) (_)
                                                                        (b) (X)
3     SEC USE ONLY

4     SOURCE OF FUNDS                                                   AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S.A.

            NUMBER OF              7      SOLE VOTING POWER
             SHARES                       0
          BENEFICIALLY
            OWNED BY               8      SHARED VOTING POWER
              EACH                        4,500,000
            REPORTING
             PERSON                9      SOLE DISPOSITIVE POWER
              WITH                        0

                                   10     SHARED DISPOSITIVE POWER
                                          4,500,000

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,500,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                    /  /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      8.1%

14    TYPE OF REPORTING PERSON

      IN

CUSIP No.  69073F103

                                  SCHEDULE 13D

1     NAME OF REPORTING PERSON
      /I.R.S. IDENTIFICATION NO. (Entities Only)

      Michael D. Luce

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) (_)
                                                                        (b) (X)
3     SEC USE ONLY

4     SOURCE OF FUNDS                                                   AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)                                    /  /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S.A.

            NUMBER OF              7      SOLE VOTING POWER
             SHARES                       0
          BENEFICIALLY
            OWNED BY               8      SHARED VOTING POWER
              EACH                        4,500,000
            REPORTING
             PERSON                9      SOLE DISPOSITIVE POWER
              WITH                        0

                                   10     SHARED DISPOSITIVE POWER
                                          4,500,000

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,500,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      8.1%

14    TYPE OF REPORTING PERSON

      IN

                                  SCHEDULE 13D

Company: Owens Corning.                                  CUSIP Number: 69073F103

Item 1.   Security and Issuer.


     This Amendment No. 1 to Statement on Schedule 13D (the "Amendment No. 1") amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on December 20, 2005 (the "Original Statement"). This Amendment No. 1 relates to the common stock, $0.10 par value (the "Shares"), of Owens Corning, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at One Owens Corning Parkway, Toledo, Ohio 43659.


Item 2.   Identity and Background.

(a-c,f)
     This Amendment No. 1 is being filed by Harbinger Capital Partners Master Fund I, Ltd. formerly, Harbert Distressed Investment Master Fund, Ltd., (the "Master Fund"), Harbinger Capital Partners Offshore Manager, L.L.C. formerly, HMC Distressed Investment Offshore Manager, L.L.C., ("Harbinger Management"), the sole investment manager of the Master Fund, HMC Investors, L.L.C., ("HMC Investors") the managing member of Harbinger Management, Philip Falcone, a member of Harbinger Management who acts as the portfolio manager of the Master Fund on behalf of Harbinger Management and until April 28, 2006 the portfolio manger for Alpha US Sub Fund VI, LLC ("Alpha"), Raymond J. Harbert, a member of HMC Investors, and Michael D. Luce, a member of HMC Investors (each of the Master Fund, Harbinger Management, HMC Investors, Philip Falcone, Raymond J. Harbert and Michael D. Luce may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

     The Master Fund is a Cayman Islands corporation with its principal business address at c/o International Fund Services (Ireland) Limited, Third Floor, Bishop's Square, Redmond's Hill, Dublin 2, Ireland. Each of Harbinger Management and HMC Investors is a Delaware limited liability company. Each of Philip Falcone, Raymond J. Harbert and Michael D. Luce is a United States citizen. The principal business address for each of Harbinger Management, HMC Investors, Raymond J. Harbert and Michael D. Luce is One Riverchase Parkway South, Birmingham, Alabama 35244. The principal business address for Philip Falcone is 555 Madison Avenue, 16th Floor, New York, New York 10022. Alpha is a Delaware limited liability company. Alpha was a separately managed account until the termination of its investment advisory agreement on April 28, 2006. As a result, the Reporting Persons no longer may be deemed to beneficially own any Shares held by Alpha.

     (d) None of Philip Falcone, Raymond J. Harbert or Michael D. Luce has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.   Purpose of Transaction.

     The Reporting Persons initially acquired the Shares for their own account, and for investment purposes, with no intention of changing or influencing control of the Company or as a participant in any transaction having that purpose or effect.

     On October 5, 2000, Owens Corning and 17 United States subsidiaries (collectively with Owens Corning, the "Debtors") filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). The Debtors are currently operating their businesses as debtors-in-possession in accordance with provisions of the Bankruptcy Code. The Chapter 11 cases of the Debtors (collectively, the "Chapter 11 Cases") are being jointly administered under Case No. 00-3837 (JKF).

The Reporting Persons joined an Ad Hoc Committee of Owens Corning Equity Holders (the "Ad Hoc Committee"). This Ad Hoc Committee was formed to evaluate and assert the rights of the Owens Corning equity holders. Notwithstanding the Reporting Persons' participation in the Ad Hoc Committee, the Reporting Persons have not entered into any agreement or understanding to act together with the other participants of the Ad Hoc Committee for the purpose of acquiring, holding, voting or disposing of equity securities of the Company; therefore, the Reporting Persons disclaim membership in a group, for purposes of Section 13(d) under the Securities Exchange Act of 1934, with the other participants of the Ad Hoc Committee. However, the Reporting Persons no longer intend to be actively involved in the Chapter 11 Cases.

     On May 10, 2006, the Debtors (subject to approval by the Bankruptcy Court), the Official Committee of Asbestos Claimants (the "Asbestos Committee"), the Legal Representative for Future Claimants (the "Future Representative"), the Official Committee of Unsecured Creditors, the Official Representatives of Bondholders and Trade Creditors, the Ad Hoc Equity Holders Committee (by each member thereof including certain of the Reporting Persons), and the Ad Hoc Bondholders Committee executed an agreement, dated May 8, 2006, in principle setting forth the agreed upon key terms of a new plan of reorganization to be proposed by the Company, including the treatment to be provided to the various classes of creditors and interest holders (the "Settlement Term Sheet"). Additionally, on May 10, 2006, the Company (subject to the approval of the Bankruptcy Court), the Asbestos Committee, the Future Representative and certain holders of pre-petition bonds issued by the Company (including, subsequently, the Reporting Persons) (the "Holders") entered into a plan support agreement (the "Plan Support Agreement") with respect to the terms set forth in the Settlement Term Sheet. The Plan Support Agreement provided that the Holders agreed to accept the treatment provided for their claims in the Settlement Term Sheet and, subject to the terms of the Plan Support Agreement and the Bankruptcy Code, to support a plan of reorganization consistent with the terms of the Settlement Term Sheet (the "New Plan"). In connection with the Settlement Term Sheet and the New Plan proposed therein, on May 10, 2006, the Company and J.P. Morgan Securities Inc. ("J.P. Morgan") executed an equity commitment agreement (the "Equity Commitment Agreement"), which is subject in its entirety to Bankruptcy Court approval. The Equity Commitment Agreement contemplates a rights offering (the "Rights Offering") whereby holders of certain claims against the Company (including certain of the Reporting Persons) would be offered the right to purchase up to their pro rata share of 72,900,000 shares of the new common stock ("New Common Stock") at a purchase price of $30.00 per share. Certain of the Reporting Persons intend to participate in the Rights Offering. The Settlement Term Sheet, the Plan Support Agreement, and the Equity Commitment Agreement have been described in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 11, 2006, and are set forth as Exhibits 10.1, 10.2 and 10.3, respectively, to that report.

     Except as described in Item 6 and this Item 4, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 4,500,000 Shares, constituting 8.1% of the Shares of the Company (based on 55,340,432 shares issued and outstanding as of April 28, 2006 reported in the Company's Form 10-Q, filed on May 2, 2006).

     The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,500,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 4,500,000 Shares.

(a, b) As of the date hereof, Harbinger Management may be deemed to be the beneficial owner of 4,500,000 Shares, constituting 8.1% of the Shares of the Company (based on 55,340,432 shares issued and outstanding as of April 28, 2006 reported in the Company's Form 10-Q, filed on May 2, 2006).

     Harbinger Management has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,500,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 4,500,000 Shares.

     Harbinger Management specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMC Investors may be deemed to be the beneficial owner of 4,500,000 Shares, constituting 8.1% of the Shares of the Company (based on 55,340,432 shares issued and outstanding as of April 28, 2006 reported in the Company's Form 10-Q, filed on May 2, 2006).

     HMC Investors has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,500,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 4,500,000 Shares.

     HMC Investors specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 4,500,000 Shares, constituting 8.1% of the Shares of the Company (based on 55,340,432 shares issued and outstanding as of April 28, 2006 reported in the Company's Form 10-Q, filed on May 2, 2006).

     Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,500,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 4,500,000 Shares.

     Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Raymond J. Harbert may be deemed to be the beneficial owner of 4,500,000 Shares, constituting 8.1% of the Shares of the Company (based on 55,340,432 shares issued and outstanding as of April 28, 2006 reported in the Company's Form 10-Q, filed on May 2, 2006).

     Mr. Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,500,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 4,500,000 Shares.

     Mr. Harbert specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Michael D. Luce may be deemed to be the beneficial owner of 4,500,000 Shares, constituting 8.1% of the Shares of the Company (based on 55,340,432 shares issued and outstanding as of April 28, 2006 reported in the Company's Form 10-Q, filed on May 2, 2005).

         Mr. Luce has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,500,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 4,500,000 Shares.

     Mr. Luce specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(c) During the past sixty days, certain Reporting Persons sold shares of Common Stock as follows:

                                                       Number of
     Selling Reporting Person       Date              Shares Sold       Price

         Master Fund                4/17/2006           117,000        $1.3927
         Master Fund                4/18/2006           194,700        $1.3687
         Alpha(1)                   4/18/2006           500            $1.3687
         Master Fund                4/19/2006           91,480         $1.3231
         Alpha                      4/19/2006           3,520          $1.3231
         Master Fund                4/20/2006           96,300         $1.2437
         Alpha                      4/20/2006           3,700          $1.2437
         Master Fund                4/20/2006           154,080        $1.2072
         Alpha                      4/20/2006           5,920          $1.2072
         Master Fund                4/21/2006           107,620        $1.1626
         Alpha                      4/21/2006           4,130          $1.1626
         Alpha                      4/24/2006           29,540         $1.1563
         Master Fund                4/25/2006           65,445         $1.1735
         Alpha                      4/25/2006           146,065        $1.1735
         Master Fund                4/25/2006           5,000          $1.1500

(1) Alpha was a separately managed account until the termination of its investment advisory agreement on April 28, 2006. As a result, the Reporting Persons no longer may be deemed to beneficially own any Shares held by Alpha.



(d) Not Applicable.

(e) Not Applicable.



Item 6. Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the

     The Reporting Persons are participants in the Ad Hoc Committee. This Ad Hoc Committee was formed to evaluate and assert the rights of the Owens Corning equity holders. Notwithstanding the Reporting Persons' participation in the Ad Hoc Committee, the Reporting Persons have not entered into any agreement or understanding to act together with the other participants of the Ad Hoc Committee for the purpose of acquiring, holding, voting or disposing of equity securities of the Company; therefore, the Reporting Persons disclaim membership in a group, for purposes of Section 13(d) under the Securities Exchange Act of 1934, with the other participants of the Ad Hoc Committee.

     Pursuant to the terms of the Settlement Term Sheet, each member of the Official Representatives of Bondholders and Trade Creditors, the Ad Hoc Equity Holders Committee (including certain of the Reporting Persons), and the Ad Hoc Bondholders Committee agreed that it would not sell, transfer or otherwise dispose of any portion of or all of such member's debt and/or equity holdings without entering into an agreement with such transferee, providing that the transferee will be bound by the terms and conditions of the Settlement Agreement, as further described therein. In addition, pursuant to the Plan Support Agreement, each party thereto (including certain of the Reporting Persons), subject to the terms of the Plan Support Agreement and the Bankruptcy Code, agreed to support a plan of reorganization consistent with the terms of the Settlement Term Sheet. Certain of the Reporting Persons intend to participate in the Rights Offering, as described in Item 4 above.

     Except as may be described in this Amendment No. 1, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between the Reporting Persons and any person or entity.


Item 7.   Material to be Filed as Exhibits.

Exhibit I. Joint Filing Agreement by and among Harbert Distressed Investment Master Fund, Ltd., HMC Distressed Investment Offshore Manager, L.L.C., HMC Investors, L.L.C., Philip Falcone, Raymond J. Harbert, and Michael D. Luce dated as of December 19, 2005. (previously filed with the Securities and Exchange Commission on December 20, 2005 as Exhibit I to the Original Statement and incorporated herein by reference).

Exhibit II. Settlement Term Sheet by and among the Debtors, the Official Committee of Unsecured Creditors, the Official Representatives of Bondholders and Trade Creditors, the Ad Hoc Bondholders Committee, the Official Committee of Asbestos Claimants, the Legal Representative for Future Claimants, and the Ad Hoc Equity Holders Committee, dated as of May 8, 2006. (previously filed with the Securities and Exchange Commission on May 11, 2006 as Exhibit 10.1 to the Company's Current Report on Form 8-K and incorporated herein by reference).

Exhibit III. Plan Support Agreement by and among the Company, the Asbestos Claimants Committee, the Future Claimants' Representative, and certain bondholders, dated as of May 10, 2006. (previously filed with the Securities and Exchange Commission on May 11, 2006 as Exhibit 10.2 to the Company's Current Report on Form 8-K and incorporated herein by reference).

                                    SIGNATURE


     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Amendment No. 1 is true, complete and correct.

Date: June 21, 2006

                         HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.
                         By: Harbinger Capital Partners Offshore Manager, L.L.C.
                         By: HMC Investors, L.L.C., Managing Member

                         By: /s/ Joel B. Piassick
                         ------------------------------------------

                         HARBINGER CAPITAL PARTNERS OFFSHORE MANAGER, L.L.C.
                         By: HMC Investors, L.L.C., Managing Member

                         By: /s/ Joel B. Piassick
                         ------------------------------------------


                         HMC INVESTORS, L.L.C.

                         By: /s/ Joel B. Piassick
                         ------------------------------------------


                         /s/ Philip Falcone
                         ------------------------------------------
                         Philip Falcone


                         /s/ Raymond J. Harbert
                         ------------------------------------------
                         Raymond J. Harbert


                         /s/ Michael D. Luce
                         ------------------------------------------
                          Michael D. Luce